Mail Stop 3561

July 18, 2006

Mr. J. Wayne Leonard
Chief Executive Officer
Entergy Corporation
639 Loyola Ave
New Orleans, LA 70113

    Re: **Entergy Corporation and Subsidiaries**
                  Form 10-K for the Fiscal Year Ended December 31, 2005
                  Filed March 10, 2006
                  File No. 1-11299

Dear Mr. Leonard:

We have reviewed your response letter filed on June 23, 2006 to our comment letter dated June 6, 2006 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Entergy Corporation and Subsidiaries

Consolidated Statements of Cash Flows

1. We note your response to comment 4 in our letter dated June 6, 2006 and still believe that deferred fuel costs should be classified within operating activities on your statements of cash flows based on the nature of the cash flows. Citing specific accounting guidance or predominant practice, please tell us why these amounts should be classified in investing activities based on recovery outside the normal operating cycle. Please ensure you indicate why you believe that deferred fuel costs recovered over longer than a 12-month period represent productive assets as described in paragraph 15 of SFAS 95.

Mr. J. Wayne Leonard
Entergy Corporation
July 18, 2006
Page 2

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or William Thompson (Assistant Chief Accountant) at (202) 551-3344 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief